FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q2 RESULTS

Vancouver, Canada, October 16, 2017, Leading Brands, Inc. (NASDAQ: LBIX), announces results for its second quarter of fiscal 2017, which ended August 31, 2017. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

The Company’s net loss from continuing operations for Q2 was $710,000 (or $0.25 per share) versus a net loss of $949,000 (or $0.33 per share) in Q2 of the prior year. Gross revenue for continuing operations for Q2 2017 was $510,000, versus $568,000 in the comparable period of last year.

Discounts, rebates and slotting fees were $156,000 in Q2 2017, a decrease of $27,000 compared to the same period of the prior year. Selling, General and Administrative Expenses (“SG&A”) were $713,000 in Q2 of fiscal 2017, versus $818,000 in Q2 of the previous year.

Gross profit margin for the quarter was 0.7%, up from (9.1%) in the same quarter last year.

On September 18, 2017 the Company announced that it had entered into a Definitive Arrangement Agreement with Liquid Media Group, Inc. (“Liquid”) of Vancouver, Canada whereby LBIX will acquire 100% of Liquid pursuant to a plan of arrangement. Existing LBIX shareholders are anticipated to hold 22.637% and Liquid Shareholders are anticipated to hold 77.363% of the post-transaction entity. For these purposes, existing LBIX shares were valued at $1.50 US.

Liquid is aggregating mature production service studios and creating a vertically integrated studio system for producing film, television and gaming content from inspiration to distribution. Liquid is headquartered in Vancouver, Canada where it is establishing its studio footprint and production hub. Liquid also has satellite offices in both New York and Los Angeles.

Liquid is led by its Chairman, Joshua Jackson, currently a star of the Showtime series The Affair. Krysanne Katsoolis is Liquid’s CEO, Charles Brezer, Liquid’s CSO and Daniel Cruz is Liquid’s CFO. More detailed information on Liquid and its management team may be found at the company’s website: www.LiquidMediaGroup.co.

The Company anticipates that the transaction will close within 90 days of September 18, subject to all necessary approvals, including shareholder approval. At that time, the existing LBIX board, with the exception of Tom Gaglardi, will resign and be replaced by Messrs. Jackson, Brezer and Cruz and Ms. Katsoolis. Those individuals will continue their current roles as officers of LBIX.

Company Chairman & CEO Ralph McRae said: “We are pleased to have reached an agreement with Liquid and its management. In addition to their impressive content, experience and connections the principals have proven a vision to aggregate the key components necessary to produce World-class entertainment product. We look forward to working with them to see this transaction through to a successful conclusion as soon as practicable.”

Liquid Chairman Joshua Jackson said: “Vancouver has long been an industry hub, with world class talent and production services at every level. We are excited to be able to harness all of that ability to produce world class content.”

Liquid CEO Krysanne Katsoolis added: “The demand for content is unprecedented and the opportunity to change the landscape in the media business is exciting. We sincerely wish to thank Ralph McRae and the Board of Leading Brands for their confidence in Liquid.”

To clear the way for this transaction the Company recently disposed of its legacy beverage assets. Financial terms were not disclosed.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Net Income (Loss) from continuing operations	$(710,000)	$(949,000)	$(1,488,000)	$(1,499,000)
Add Back SBC	-	-	-	-
Net income (loss) before SBC	$(710,000)	$(949,000)	$(1,488,000)	$(1,499,000)

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Net Income (Loss) from continuing operations	$(0.25)	$(0.33)	$(0.53)	$(0.52)
Add Back SBC	-	-	-	-
Net income (loss) before SBC	$(0.25)	$(0.33)	$(0.53)	$(0.52)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Net Income (Loss) from continuing operations	$(710,000)	$(949,000)	$(1,488,000)	$(1,499,000)
Add Back:
Interest, net	(7,000)	-	(17,000)	-
Depreciation and amortization	32,000	58,000	63,000	113,000
Non-cash stock based compensation	-	-	-	-
Non-cash income tax expense	-	-	-	-
Total Add Backs	25,000	58,000	46,000	113,000
EBITDAS	$(685,000)	$(891,000)	$(1,442,000)	$(1,386,000)

EBITDAS per share reconciles to earnings per share as follows:

	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Net Income (Loss) from continuing operations	$(0.25)	$(0.33)	$(0.53)	$(0.52)
Add Back:
Interest, net	-	-	(0.01)	-
Depreciation and amortization	0.01	0.02	0.02	0.04
Non-cash stock based compensation	-	-	-	-
Non-cash income tax expense	-	-	-	-
Total Add Backs	0.01	0.02	0.01	0.04
EBITDAS	$(0.24)	$(0.31)	$(0.52)	$(0.48)

As at August 31, 2017 the Company had 2,802,412 outstanding common shares.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) and its subsidiaries are involved in the development, marketing, and distribution of the Company’s branded beverage products.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2017 Leading Brands, Inc.

# # #
(table follows)

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Six months ended
	August 31, 2017	August 31, 2016	August 31, 2017	August 31, 2016

Gross Revenue	$509,901	$568,118	$949,145	$994,671

Less: Discount, rebates and slotting fees	(156,441)	(182,746)	(250,052)	(330,330)

Net Revenue	353,460	385,372	699,093	664,341

Cost of sales	350,835	420,251	704,967	742,811
Operations, selling, general & administration expenses	713,281	818,319	1,461,689	1,600,953
Depreciation of property, plant and equipment	31,735	57,516	63,351	113,454
Interest, net	(7,166)	-	(16,543)	-
Change in fair value of derivative liability
	(25,661)	38,715	(27,868)	12,673
Gain on disposal of assets	-	-	1,065	(306,774)

	1,063,024	1,334,801	2,186,661	2,163,118

Net income (loss) before taxes from continuing operations	(709,564)	(949,429)	(1,487,568)	(1,498,777)

Income tax expense	-	-	-	-
Net income (loss) from continuing operations	(709,564)	(949,429)	(1,487,568)	(1,498,777)
Net income (loss) from discontinued operations	$(22,162)	$801,505	$(76,936)	$1,645,728

Net income (loss)	$(731,726)	$(147,924)	$(1,564,504)	$146,951

Basic earnings (loss) per common share

Continuing operations	$(0.25)	$(0.33)	$(0.53)	$(0.52)

Discontinued operations	(0.01)	0.28	(0.03)	0.57
Net basic earnings (loss) per common share	$(0.26)	$(0.05)	$(0.56)	$0.05

Diluted earnings (loss) per common share
Continuing operations	$(0.25)	$(0.33)	$(0.53)	$(0.52)
Discontinued operations	(0.01)	0.28	(0.03)	0.57
Net diluted earnings (loss) per common share	$(0.26)	$(0.05)	$(0.56)	$0.05

Weighted average common shares outstanding
Basic	2,802,412	2,817,471	2,802,412	2,838,584
Diluted	2,802,412	2,817,471	2,802,412	2,838,584